Procera Networks, Inc. | 100-C Cooper Court | Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

VIA EDGAR

May 24, 2010

Securities and Exchange Commission
Division of Corporation Finance
Attention:	Kathleen Collins
Robert Benton
Ryan Houseal
Maryse Mills-Apenteng
100 F Street, N.E.
Washington, D.C. 20549

Re:	Procera Networks, Inc., (the “Company”)
Form 10-K for the fiscal year ended December 31, 2009
Filed March 12, 2010
File No. 001-33691 (the “2009 10-K”)

Ladies and Gentlemen:

We are responding to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated May 14, 2010.  For ease of reference, the Staff’s comments are reproduced below in their entirety, and the response immediately follows.

Form 10-K for the fiscal year ended December 31, 2009

Item 1.  Business

Customers, page 10

1.
We note your statement on page 10 that you are not dependent on any single customer on a recurring basis. We refer to your disclosure in Note 12 to your consolidated financial statements and note that for fiscal year 2009, a single customer accounted for 44% of your net revenue. Please tell us why you have not disclosed the name of, or discussed your relationship with, this 44% customer who presumably is material to an understanding of your business. Additionally, provide us with a detailed analysis as to how you determined that the loss of a single customer that accounted for nearly half of your revenue in fiscal year 2009 would not have a material adverse effect on your business. In your response, please specify whether this customer generated 10% or more of your revenues in fiscal years 2008 and/or 2007. In addition, describe the material terms of any agreements you have with this customer and tell us how you determined that any such contracts need not be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.  In this regard, we note your prior response to comment 2 of our letter dated June 23, 2008.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100  |  f. 408-354-7211  |  www.proceranetworks.com

The Company’s 10% or more customers have typically resulted from a large purchase by a single customer, and have historically been non-recurring.  This is consistent with the Company’s response to comment 2 of the Staff’s letter dated June 23, 2008, and the Company believes it continues to be the case.  The 44% customer referred to in Note 12 of the Company’s consolidated financial statements in the 2009 10-K was not a customer of the Company prior to 2009, and generated no revenue for the Company in either 2007 and 2008.  It was the Company’s expectation that this 44% customer would not generate a significant amount of revenue for the Company in 2010, as the Company believes that most of that customer’s needs for the Company’s products were fulfilled in 2009.  As such, at the time of filing the 2009 10-K, it was the Company’s expectation that a lack of follow on orders from this customer in 2010 would not have a material adverse effect on the Company.

Item 101(c) (1) (vii) of Regulation S-K requires registrants to disclose the name of any customer and its relationship, if any, with the registrant or its subsidiaries if sales to the customer by one or more segments are made in an aggregate amount equal to 10 percent or more of the registrant's consolidated revenues and the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole. As the future lack of orders from any such customer individually would not be expected to have a material adverse effect on the Company, due to the potentially one-time nature of the significant purchases by the Company’s significant customers, we respectfully conclude that in this case disclosure is not required under Item 101(c) (1) (vii) of Regulation S-K.

In its response to comment 2 of the Staff’s letter dated June 23, 2008, the Company undertook that if it were to develop a customer relationship, such as a 10% customer with recurring purchase obligations, the loss of which would have a material adverse effect on the Company and its subsidiaries taken as a whole, that the Company would include the required disclosure.  The Company renews this undertaking to the Staff.  As it progresses through the first half of 2010, the Company is monitoring follow-on sales to this 44% customer closely, and is considering including disclosure regarding the customer’s identity and significance in its Quarterly Report on Form 10-Q for the quarter ending June 30, 2010 if the customer appears that it will generate significant revenue to the Company in 2010.

Given that the Company has concluded that its business is not substantially dependent on any principal customers, including the 44% customer referred to above, due to the generally non-recurring nature of its sales relationships, the Company is of the view that it is similarly not substantially dependent on contracts with these customers.  As such, the Company respectfully submits that Item 601(b)(10)(ii)(B) of Regulation S-K does not require those contracts to be filed as exhibits.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100  |  f. 408-354-7211  |  www.proceranetworks.com

Moreover, the Company advises the Staff that the supply agreements with its customers, including the above referenced 44% customer, describe the terms and conditions of any sales, but do not provide for any sales commitments by the customer.  Individual sale commitments are made through purchase orders that are submitted from time to time by the customer.  The terms of any sales made via such purchase order are then governed by the supply agreement. Item 601(b)(10)(ii)(B) refers specifically to “…continuing contracts to sell the major part of registrant's products or services…” The Company respectfully submits that these supply agreements do not represent continuing contracts to sell, since there is no forward commitment by the customer to purchase the Company’s goods and services.

Item 1A.  Risk Factors

General

2.
Please tell us what consideration you gave to including a risk factor discussing the risks associated with the fact that 44% of your net revenues for fiscal year 2009 were generated by a single customer.

At the time the 2009 10-K was being prepared, the 44% customer had paid for its purchases from the Company, and the Company did not expect significant additional orders from this customer.  As such, the Company did not view either the potential loss of this customer or the collection risk from this customer as material.

As described above in response to comment 1, the Company is monitoring follow-on sales to this 44% customer closely in 2010.  Such sales are exceeding expectations and may be significant in 2010.  The Company now believes that it would be appropriate to include a risk factor generally describing the risk of customer concentration, and intends to do so in its Quarterly Report on Form 10-Q for the quarter ending June 30, 2010.  The Company further believes, however, that it would be potentially misleading to investors to name the 44% customer in the risk factor and describe the risk of losing this customer, given that the Company’s current expectation is that this customer will not generate significant revenues in 2010.

“Future financial performance will depend on the introduction and acceptance of our PL10000 product line…”, page 13

3.
You state in your fourth-quarter earnings call that you have leveraged your PL10000 platform to begin winning “Tier 1 providers.” You also indicate that your future performance will depend on your ability to expand your presence in several “key high growth verticals” which you expect to do through your PL10000 platform. In this regard, we note your statement in your fourth-quarter earnings call that there have been several situations in which you were not able to participate in trials due to your inability to meet minimum balance sheet requirements. Please tell us whether you consider this a material risk and if so what consideration you gave to addressing this in your risk factors and elsewhere as appropriate. In addition, please provide us with a brief description of the “tier 1 trial” process.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100  |  f. 408-354-7211  |  www.proceranetworks.com

On March 2 2010, the Company announced that it had completed a financing, raising gross proceeds of approximately $7.2 million.  At the time it filed its 2009 10-K, on March 12, 2010, the Company believed that, as a result of the recently completed financing, it was able to meet the minimum balance sheet requirements of its potential customers, and that the risk described in the comment above was not material to the Company.

In addition, the Company notes that in its risk factor titled “We may be unable to compete effectively with other companies in our market sector which are substantially larger and more established and have greater resource” on page 16 of its 2009 10-K (the “competition risk factor”), it describes the risk that “Most of our competitors are substantially larger than we are and have significantly greater name recognition and financial, sales and marketing, technical, manufacturing and other resources and more established distribution channels than we do.  These competitors may be able to respond more rapidly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than we can.” [emphasis added]

While for the reasons stated above, the Company believes that its current disclosure regarding this point in the competition risk factor is adequate, the Company undertakes in its Quarterly Report on Form 10-Q for the quarter ending June 30, 2010 to enhance the disclosure in the competition risk factor to specifically describe the minimum balance sheet requirements of some customers and the risk that the Company may be unable to achieve them.

The Company supplementally advises the Staff that the tier 1 trial process involves the following sequence of steps:  a) a discussion with the potential customer of the merits of the Company’s products, b) a site demonstration of the equipment, c) an invitation to trial our equipment in the operating or research laboratory of the customer, and d) a field trial wherein our equipment is deployed into the customer’s operating environment on a limited basis.  During each step of the trial process the prospective customer evaluates the performance of the Company’s product and the suitability of the Company as a vendor.  The suitability evaluation tends to involve subjective and objective criteria, including the perception of the prospective customer of the Company’s management and financial condition.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 38

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100  |  f. 408-354-7211  |  www.proceranetworks.com

4.
We note the significant changes in accounts receivable from year-end 2008 to year-end 2009. Tell us your consideration to include a discussion of the reasons for the changes in accounts receivable balances from period to period and to also provide an analysis of the days sales outstanding for accounts receivable. We refer to Item 303(a)(1) of Regulation S-K.  Also, tell us how you considered providing the schedule of valuation and qualifying accounts pursuant to Article 12 of Regulation S-K.

The Company supplementally advises the Staff that its accounts receivable balance increased from year-end 2008 to year-end 2009 solely as a result of the increase in sales from 2008 to 2009.  For example, the Company’s product revenue increased 72% in 2009 over 2008.  Additionally, the Company supplementally advises the Staff that average payment times for accounts receivable in 2009 decreased over 2008.  The Company will include discussion of any significant changes in its accounts receivable in the MD&A of its future quarterly and annual reports.  In considering whether to provide a schedule of valuation and qualifying accounts pursuant to Article 12 of Regulation S-X, the Company considered that its allowance for bad debts had decreased from 2007 to 2008 by approximately $60,000, and increased from 2008 to 2009 by approximately $100,000.  The Company did not view these changes as material, and therefore determined that the schedule would not add meaningfully to an investor’s understanding of the Company’s results of operations.

5.
We note your inventories decreased from $3.4 million at December 31, 2008 to $1.9 million at December 31, 2009 while your product sales and your cost of product sales increased during the same period. Please explain further the reason(s) for the decrease in your inventory balance. Tell us how you considered including a discussion regarding the reasons for such change and also if you considered providing an inventory turnover analysis in your MD&A. We refer you to Item 303(a)(1) of Regulation S-K.

The Company supplementally advises the staff that its year-end 2009 inventories declined over year-end 2008 inventories due primarily to a large number of sales that were completed in the fourth quarter of 2009 and due to better overall inventory management.  In addition, the Company advises that it is primarily a software company, and believes that a measure of inventory is not particularly relevant to an analysis of its business.  The Company believes that an inventory turn-over analysis in the MD&A would not be useful to investors and is not common practice by companies in the software industry for this reason.

Notes to the Consolidated Financial Statements

General

6.
We note your disclosures on page 15 regarding the significant reductions in workforce during fiscal 2008 and 2009. Tell us the amount of costs incurred under each restructuring plan and tell us how you applied the guidance in ASC 420 in accounting for such costs. Also, tell us how you considered including disclosures in your financial statements footnotes pursuant to ASC 420-10-50-1. In addition, tell us your consideration to include a discussion of these plans in MD&A and to the extent that actual savings anticipated by these exit plans are not achieved as expected or are achieved in periods other than expected, tell us how you considered including a discussion of the reasons for such outcome and the likely effects on future operating results and liquidity. We refer you to SAB Topic 5P.4.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100  |  f. 408-354-7211  |  www.proceranetworks.com

In connection with the 2008 and 2009 reductions in workforce, the Company recorded charges for involuntary termination benefits of $82,600 and $10,600, respectively.  In accordance with ASC 420, these charges were measured and recognized at fair value when the liabilities were incurred.  The Company supplementally advises the Staff that management’s commitment to the plan of termination, the communication to employees and the termination timing occurred in the same period and the benefits were paid promptly.  As the cost of the reductions was not material, the Company determined that disclosures pursuant to ASC 420-10-50-1 were not necessary.  With regard to MD&A, the reductions were an element of cost and growth management.  The Company’s goal has been to increase revenue, which it expects will as a matter of course require additional operating investment  if successful.  The reductions in 2008 and 2009  enabled the hiring of new personnel with different talent and skills, in conjunction with other discretionary spending on sales and marketing, which has partially offset expense reductions associated with the reduction in headcount.  As stated on page 15 of the 2009 10-K, the Company hired two new senior sales management personnel subsequent to the 2008 workforce reduction.  While the savings from the reductions was immediate, in anticipation of offsetting incremental spending and potential incremental spending, and the difficulty in predicting timing, the Company determined it would limit its discussion of actual savings from the reduction in workforce or the impact on future operating results and liquidity.  Future additional hiring and spending may occur while attempting to manage additional hires in anticipation of or upon revenue growth.  The timing of revenue growth and investment in operations is inherently uncertain.

Item 9A-_Controls and Procedures, page 68

7.
We note your statement that “management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.”  If you continue to use the “reasonable assurance” language, then revise to clearly state, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your Chief Executive Officer and the Chief Financial Officer concluded that your disclosure controls and procedures were are effective at the reasonable assurance level. In the alternative, you can remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.html. In this regard, we refer you to comment 3 of our letter dated April 2, 2009 relating to your Forms 10-K for fiscal years December 31, 2007 and 2008 and to your response thereto in your letter dated May 1, 2009.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100  |  f. 408-354-7211  |  www.proceranetworks.com

The Company undertakes to make the requested modification regarding the “reasonable assurance” language in its future filings, consistent with Staff guidance on this disclosure and with the Company’s prior undertaking.

*******

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (408) 890-7066 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely yours,

/s/ Charles Constanti
Charles Constanti
Chief Financial Officer

cc: James F. Brear, Procera Networks, Inc.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100  |  f. 408-354-7211  |  www.proceranetworks.com